Exhibit 21(a)

SUBSIDIARIES OF THE REGISTRANT

Evolving Systems Networks India Private Limited

Evolving Systems Holdings Limited (formerly Tertio Telecoms Holdings Limited)

Evolving Systems Limited (formerly Tertio Telecoms Limited)

Evolving Systems GmbH (formerly Tertio Telecoms Limited GmbH)

Evolving Systems Labs, Inc. (formerly Telespree Communications)

Evolving Systems NC, Inc. (formerly RateIntegration, Inc. d/b/a Sixth Sense Media)

RateIntegration Software Technologies PVT LTD